

Paul Solano · 3rd

Entrepreneur, Enterprise and Solution Architect and
International Digital Transformation Consultant

Greater Houston · 500+ connections · **Contact info**

 **DonTruck**

 **Tecnológico de Cost**

Experience



CTO

DonTruck
Oct 2020 – Present · 4 mos
Houston, Texas, United States

International Consultant and Business Developer

4E Consulting Group
Feb 2013 – Present · 8 yrs
Houston, Texas

International Consultant in IT Best Practices, Project Management and Lead Architect for
customers all over Latin America. As an independent consultant, I work with various companies
like Arkkosoft S.A. (Costa Rica), Timbergrove Solution (Houston TX), RazLee and others,
performing consulting services as well as supporting business development activities.

Chief Executive Officer / Solution Strategist

SmartNow Technology
Feb 2014 – Present · 7 yrs
San José, Costa Rica

I'm leading the design and development of SmartNow Technology products. SmartNow is a innovative solution in the Real Time Analytics space, bringing a world-class affordable solution to process and understand massive amounts of data in real-time.

...see mor



Solution and Integration Architect

Infogility LLC

Jun 2018 – Present · 2 yrs 8 mos

Houston, Texas Area

Lead the development of the solution architecture, big data analytics and integration services and support the organization's work to build its market position by locating, developing, defining, negotiating, and closing business opportunities in the space of Solution Architecture, Big Data Analytics and Integration.



IBM Practice Director

Timbergrove Solutions

Apr 2014 – Jul 2017 · 3 yrs 4 mos

Houston, Texas Area

Development Director of IBM WebSphere, IBM Tivoli and IBM Maximo Practices within Timbergrove. Lead Consultant for Enterprise Asset Management, IT Best Practices and Telecomunication solutions.

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Education



Tecnológico de Costa Rica

Bachelor, Computer Science

1996 – 2000

Colegio Yorkin

High School Costa Rica Bachelor

1991 – 1995

Licenses & certifications



IBM Certified ADP - IBM Service Management Asset Management V5
IBM
Issued Jun 2014 · No Expiration Date



IBM Certified Infrastructure Deployment Professional - Maximo Asset Management V7.5
IBM
Issued Jun 2014 · No Expiration Date



IBM Certified Deployment Professional - Maximo Asset Management V7.5
IBM
Issued May 2014 · No Expiration Date

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Volunteer experience

Technology / Innovation Committee Member
Lincoln School, Costa Rica
Jan 2014 – Present · 7 yrs 1 mo
Education

Member of the Technology / Innovation committee at Lincoln School, recently recognized by Apple as Distinguish School.



